575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax..

Evan L. Greebel evan.greebel@kattenlaw.com 212.940.6383 direct 212.894.5883 fax

August 12, 2011

Via EDGAR and Federal Express

Ethan Horowitz Branch Chief Securities and Exchange Commission 100 F Street N.E. Washington D.C. 20549

Re:	Tanke Biosciences Corporation Item 4.02 Form 8-K Filed August 8, 2011 File No. 000-53529

Dear Mr. Horowitz:

Set forth below is the response on behalf of Tanke Biosciences Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated August 10, 2011 (the “Comment Letter”) concerning the referenced Current Report on Form 8-K which was filed with the Commission on August 8, 2011.  For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response.  In this Comment Response Letter unless the context otherwise requires, the words “we,” “us” and “our” refer to our client, the Company.

1.
We note your disclosure stating that management concluded that your financial statements should not be relied upon after consultation with your independent registered public accounting firm. Please explain the events leading to the conclusion regarding non-reliance on your financial statements (i.e., whether your independent accountant advised management that your financial statements should no longer be relied upon).

Our accounting consultant advised us that our financial statements should no longer be relied upon. We considered their advice and consulted with our independent registered public accounting firm. They agreed with our conclusion so we filed the Form 8-K.

CHARLOTTE	CHICAGO	IRVING	LONDON	LOS ANGELES	NEW YORK	WASHINGTON, DC	WWW.KATTENLAW.COM

LONDON AFFILIATE: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations

2.
We note that Guangzhou Kanghui Agricultural Technology Co., Ltd., a wholly owned subsidiary of China Flying Development Limited (“China Flying”), entered into a series of agreements with Guangzhou Tanke Industry Co., Ltd. (“Guangzhou Tanke”) and its shareholders on January 3, 2011. Pursuant to these agreements, China Flying obtained control of Guangzhou Tanke. Please tell us why you believe your financial statements for the years ended December 31, 2010 and 2009 should be restated when these agreements were entered into in 2011.

We believe the financial statements for the years ended December 31, 2010 and 2009 need to be restated because they are for the wrong entity. Specifically, as a result of the agreements between (a) Kanghui Agricultural Technology Co., Ltd., a wholly-owned subsidiary of China Flying, and (b) Guangzhou Tanke, China Flying obtained control of Guangzhou Tanke. Therefore China Flying is the accounting acquirer and we should present current and historical financial statements for China Flying. However, we previously presented historical financial statements for Guangzhou Tanke. We will now present current and historical financial statements for China Flying. In addition, we will also continue to provide financial statements for Guangzhou Tanke as it met the significant subsidiary tests in Reg. S-X, Rule 3-05.

3.
Please revise to provide additional disclosure indicating the accounts that will be affected by your restatement in each period. Please also explain your conclusion that the share exchange agreement dated January 3, 2011 should be accounted for as a business acquisition with China Flying as the accounting acquirer in accordance with FASB ASC 805-10. In connection with your response, please provide a detailed analysis of the underlying fact pattern with reference to the relevant authoritative accounting literature.

For 2009 and 2010, all accounts and disclosures will be different as we are filing financial statements for China Flying, a completely different company from Guangzhou Tanke whose financial statements we previously filed. For the quarter ended March 31, 2011, please see Exhibit A to this letter for a listing of what accounts are being restated. Regarding our analysis of who is the accounting acquirer along with the relevant authoritative accounting literature, please see Exhibit B to this letter.

4.	Please revise to disclose the date you intend to file your restated financial statements.

We intend to file restated financial statements Monday August 16, 2011.

In responding to your comments, the company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding any of our responses or the revised Registration Statement, please feel free to call me at (212) 940-6383.

Sincerely,

/s/ Evan Greebel
Evan L. Greebel

Enclosures

cc:	Suying Li Guixiong Qiu Howard S. Jacobs, Esq. Yue Cao, Esq.

Exhibit A

	March 31,	March 31,	March 31,
	2011	2011	2011
	As Restated	Original	Change

Assets
Cash and cash equivalents	$5,952,094	$5,876,019	$76,075
Other receivables	3,747,222	4,202,917	(455,695)
Liabilities
Due to related party	75,035	-	75,035
Current portion of long term borrowings	988,285	915,135	73,150
Stockholders' Equity
Additional paid in capital	15,917,425	10,166,348	5,751,077
Retained earnings	107,976	6,400,568	(6,292,592)
Accumulated other comprehensive income	63,447	49,737	13,710
Other income
Gain on bargain purchase of Tanke Bio-Tech	248,073	-	248,073
Other Comprehensive Income
Foreign currency translation	(480,333)	(519,458)	39,125
Translation attributable to non-controlling interest	-	39,125	(39,125)
Net loss per share
Basic	(0.15)	(0.17)	0.02
Diluted	(0.15)	(0.17)	0.02
Net cash provided by operating activities
Net loss	(1,776,578)	(2,024,651)	248,073
Gain on bargain purchase of Tanke Bio-Tech	(248,073)	-	(248,073)
Net cash provided by investing activities
Increase in cash due to VIE agreement with Tanke	2,222,025	-	2,222,025

Exhibit B

BACKGROUND
On February 9, 2011, Greyhound Commissary, Inc. (“Greyhound”) acquired all of the outstanding equity securities of China Flying Development Co., Ltd. (“China Flying”) from Golden Genesis, which was the sole shareholder of China Flying immediately prior to the closing of the Share Exchange.  In exchange, Greyhound issued to Golden Genesis 10,758,000 newly issued shares of its common stock. After this transaction, there were 12,997,316 Greyhound shares outstanding, giving Golden Genesis 83% ownership of Greyhound.

ISSUE

Who is the accounting acquirer?

TECHNICAL REFERENCE

ASC 805-10-25-5 states “The guidance in the General Subsections of Subtopic 810-10 related to determining the existence of a controlling financial interest shall be used to identify the acquirer―the entity that obtains control  of the acquiree.”

ASC 810-10-25-1 states “… The usual condition for a controlling financial interest is ownership of a majority voting interest, but in some circumstances control does not rest with the majority owner.”

DISCUSSION

In the share exchange transaction between Greyhound and Golden Genesis, legacy Greyhound shareholders wound up with 3% of Greyhound, while the China Flying shareholder ended up with 83% (the remaining 14% was issued as payment for other services). So there was a change in control to the shareholder of China Flying.

Therefore, as China Flying obtained a controlling financial interest, in accordance with ASC 805-10 and 810-10, China Flying is the accounting acquirer.

CONCLUSION

As China Flying obtained a controlling financial interest in Greyhound, in accordance with ASC 805-10 and 810-10, China Flying is the accounting acquirer.